EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

As of December 31, 2025, the Registrant had two subsidiaries, Unity Bank and Unity (NJ) Statutory Trust II.

Unity Bank has two subsidiaries, Unity Investment Services, Inc. and Unity OREO, LLC. Unity Investment Services, Inc. has one subsidiary, Unity Delaware Investment 2, Inc. Unity Delaware Investment 2, Inc. has three subsidiaries, Unity Strategic Investments I, Inc., Unity Strategic Investments II, Inc. and Unity NJ REIT, Inc.